UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42744

Aura Minerals Inc.

(Translation of registrant's name into English)

3390 Mary St,
Suite 116, Coconut Grove,
Florida, 33133, United States
+1 (305) 239 9332
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT INDEX

Exhibit Number	Description

99.1	Fourth Quarter 2025 Presentation of Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aura Minerals Inc.
(Registrant)

Date: February 27, 2026	/s/ João Kleber Cardoso
João Kleber Cardoso
Chief Financial Officer